September 11, 2015

VIA EDGAR

Ms. Sonia Barros, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3010 CF/AD8

Washington, DC 20549

Re:	Dividend Capital Diversified Property Fund Inc.

Registration Statement on Form S-11, as amended

File No. 333-175989

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Dividend Capital Diversified Property Fund Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement in order that the Registration Statement shall become effective at 9:00 A.M. (EDT) on September 16, 2015 or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Chris Stambaugh at 919-786-2040 of DLA Piper LLP (US), counsel to the Company, with any questions about this acceleration request. Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

Dividend Capital Diversified Property Fund Inc.

By:	/s/ M. Kirk Scott
Name: M. Kirk Scott
Title: Chief Financial Officer